                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                       OAK Industries, Inc.
                           (Name of Issuer)

                                Common
                    (Title of Class of Securities)

                                671400505
                            (CUSIP Number)


     Check the following box if a fee is being paid with this statement

     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

                              Page 1 of 7 Pages

______________________________________________________________

                                   13G

CUSIP NO.361569000                       PAGE 2 OF 7 PAGES

______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER GROUP, INC.
     I.R.S. NO. 13-3331657
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF      5    SOLE VOTING POWER

SHARE               0
               _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            279,580
_______________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH          279,580
______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
              279,580
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.53%
______________________________________________________________
12   TYPE OF REPORTING PERSON

     HC
______________________________________________________________
PAGE

                                            Page 3 of 7 Pages
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              Schedule 13G
                Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this Statement


Item 1(b)      Name of Issuer:     OAK Industires, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          Bay Colony Corporate Center, 1000 Winter St., Waltham, MA 02154
Item 2(a)      Name of Person Filing:

               Oppenheimer Group, Inc.

Item 2(b)      Address of Principal Business Office:

               Oppenheimer Tower, World Financial Center
               New York, New York 10281

Item 2(c)      Citizenship:

               Inapplicable

Item 2(d)      Title of Class of Securities:

               Common

Item 2(e)      CUSIP Number: 671400505

Item 3(g) ____X____ Parent Holding Company, in accordance with
                         Section 240.13d - 1(b)(1)(ii)(G)
                         See Exhibit I hereto

Item 4(a)      Amount Beneficially Owned:

                    Oppenheimer Group, Inc.      -279,580

Item 4(b)      Percent of Class:

                    Oppenheimer Group, Inc.      - 1.53%
PAGE

                                                 Page 4 of 7 Pages
Item 4(c)(i)   Sole Power to Vote or to direct the vote -
                    Oppenheimer Group, Inc.   -            0


Item 4(c)(ii)  Shared power to vote or to direct the vote -
                    Oppenheimer Group, Inc. - 279,580

Item 4(c)(iii) Sole power to dispose or to direct the disposition of -
                    Oppenheimer Group, Inc.   -            0

Item 4(c)(iv)  Shared power to dispose or to direct the disposition of -
                    Oppenheimer Group, Inc.   -  279,580

Item 5         Ownership to Five Percent or Less of a Class:
                    Inapplicable

Item 6         Ownership of More than Five Percent on Behalf of
                    Another Person:

                    INAPPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    See Exhibit II hereto

Item 8         Identification and Classification of Members of the Group:
                    Inapplicable

Item 9         Notice of Dissolution of Group:
                    Inapplicable

Item 10        Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             January 20, 1997

Signature:      By: /s/ Robert I. Kleinberg

Name/Title:         Robert I. Kleinberg, Vice President/Secretary



PAGE

                                           Page 5 of 7 pages
                                EXHIBIT I

Oppenheimer Group, Inc. ("Oppenheimer Group") is a holding company which owns directly and indirectly a variety of subsidiary companies ("Subsidiaries") including the companies identified on the exhibit to this
Schedule 13G engaged in various aspects of the financial services business. 70.78% of the issued and outstanding common stock of Group is owned by Oppenheimer & Co., L.P. ("Oppenheimer LP") a Delaware limited partnership formed by the management of Oppenheimer. The general and limited partnership interests in Oppenheimer LP are owned by officers and employees of Oppenheimer & Co., Inc., an indirect wholly-owned subsidiary of Oppenheimer LP. 29.22% of Group's capital stock has been issued to certain Oppenheimer LP warrantholders upon presentation for exercise of warrants issued to various investors in Oppenheimer LP's 1986 Private Placement. Opco, an indirect wholly-owned subsidiary of Oppenheimer Group, is a diversified investment banking and securities firm. Oppenheimer Financial Corp., a wholly-owned subsidiary of Oppenheimer Group, is the sole general partner of Oppenheimer Capital, L.P. ("Opcap LP"), a limited partnership which owns a majority interest in Oppenheimer Capital general partnership, which carries on an investment advisory business activity directly and through certain investment advisory companies one of which serves as advisor to a group of mutual funds.

The amendment to Schedule 13G is being filed by Oppenheimer Group as a parent holding company pursuant to the provisions of Rule 13(d) - (1) (b) on behalf of Oppenheimer LP and the Subsidiaries and/or certain investment advisory clients or discretionary accounts of the Subsidiaries and relating to their collective beneficial ownership of shares of common stock of the Issuer.

                                                       Page 6 of 7 Pages

Management of the affairs of Oppenheimer Group, the Subsidiaries and of certain advisory clients including decisions respecting dispositions and/or voting of the shares of the common stock of the Issuer resides in respective officers and directors of the Subsidiaries and is not directed by Oppenheimer Group or Oppenheimer LP.

Accordingly, the filing of this amendment to Schedule 13G by Oppenheimer Group is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by Oppenheimer Group, Oppenheimer LP or any intermediary company of the shares of the common stock of the Issuer owned by such Subsidiaries or investment advisory clients of investment advisory clients, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.


EXHIBIT1.696
PAGE

                                                Page 7 of 7 Pages
                                     EXHIBIT II

   The Parent Holding Company is filing on behalf of Oppenheimer Financial Corp., Oppenheimer Equities, Inc. and Oppenheimer Holdings, Inc. which would be classified as Item 3(g), Oppenheimer & Co., Inc. which would be classified as Item 3(a), and Oppenheimer Capital which would be classified as Item 3(e).

  MIK8-EX-IIB



OAK.197